April 17, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quotient Limited

Registration Statement on Form S-1 (File No. 333-194390)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as representatives of the several underwriters of Quotient Limited (the “Company”) in connection with the proposed initial public offering of the Company’s ordinary shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on April 21, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectuses dated April 3, 2014 and April 14, 2014, through the date hereof:

Preliminary Prospectuses dated April 3, 2014 and April 14, 2014:

4,049 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

UBS Securities LLC
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
As Representatives of the several Underwriters

UBS SECURITIES LLC

By:	/s/ Amit Tyagi
Name:	Amit Tyagi
Title:	Director

By:	/s/ Milen Todorov
Name:	Milen Todorov
Title:	Director

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Ryan J. Mausehund
Name:	Ryan J. Mausehund
Title:	Director

COWEN AND COMPANY, LLC

By:	/s/ Andy Mertz
Name:	Andy Mertz
Title:	Managing Director

[Signature Page to Acceleration Request]